DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

[redacted]

04009076

February 17, 2004

Gregg M. Larson
Assistant General Counsel and Secretary
3M Company
P.O. Box 33428
St. Paul, MN 55133-3428

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/17/2004

Re: 3M Company
Incoming letter dated January 8, 2004

Dear Mr. Larson:

This is in response to your letter dated January 8, 2004 concerning a shareholder proposal submitted to 3M by the Teamster Affiliates Pension Plan. We also have received a letter on the proponent's behalf dated February 3, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
MAR 01 2004
THOMSON
FINANCIAL

Martin P. Dunn
Deputy Director

Enclosures

cc: C. Thomas Keegel
Trustee
The Teamster Affiliates Pension Plan
25 Louisiana Avenue, N.W.
Washington, DC 20001

Gregg M. Larson
Assistant General Counsel
and Secretary

3M Office of General Counsel

January 8, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: 3M Company
Stockholder Proposal Submitted by International Brotherhood of Teamsters Affiliates Pension Plan

Ladies and Gentlemen:

Under Rule 14a-8(j) under the Securities Exchange Act of 1934, this letter notifies you that 3M intends to omit from its proxy statement and form of proxy for 3M's 2004 Annual Meeting of stockholders (collectively, the "2004 Proxy Materials") a stockholder proposal (the "Proposal") submitted by C. Thomas Keegel (General Secretary-Treasurer) of the Teamster Affiliates Pension Plan on behalf of the International Brotherhood of Teamsters Affiliates Pension Plan. (the "Proponent"). A copy of the Proposal and accompanying cover letter, dated November 21, 2003, is attached as Attachment A.

In accordance with Rule 14a-8(j) of the Exchange Act, enclosed are six copies of this letter and the attachments to this letter. By copy of this letter, 3M notifies Mr. Keegel of its intention to omit the Proposal (including the resolution and supporting statement) from its proxy materials. Also pursuant to Rule 14a-8(j), this letter is being submitted to the staff of the Division of Corporation Finance (the "Staff") not fewer than 80 days before 3M intends to file its definitive proxy statement and form of proxy with the Securities and Exchange Commission.

3M requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it will not recommend enforcement action if 3M omits the Proposal (including the supporting statement) from the 2004 Proxy Materials for the reasons set forth in this letter. To the extent that the reasons for omitting the Proposal are based on matters of law, this letter also constitutes an opinion of counsel that Rule 14a-8(j)(2)(iii) requires.

3M Company
PO Box 33428
St. Paul, MN 55133-3428
651 733 2204

I. The Proposal

The Proposal requests 3M's Board of Directors to amend the by-laws to require that an independent director who has not served as the chief executive of the Company serve as Board Chair. See Attachment A.

II. Reasons for Omission

3M believes that it may omit the Proposal for the following reasons: (A) the Proposal, if implemented, would violate state law, and therefore 3M may exclude the Proposal under Rule 14a-8(i)(2), (B) 3M has already substantially implemented the Proposal and therefore may exclude the Proposal under Rule 14a-8(i)(10), and (C) certain portions of the Proposal may be omitted under 14a-8(i)(3). The reasons for 3M's conclusions in these regards are set forth below.

A. The Proposal May Be Omitted Under Rule 14a-8(i)(2) Because, If Implemented, It Would Violate Delaware Law.

The Proposal may be excluded in its entirety under Rule 14a-8(i)(2) because, if implemented, it would cause 3M to violate Delaware law. 3M and Mr. W. James McNerney, Jr. are parties to an Employment Agreement, dated as of December 4, 2000 (the "Employment Agreement"), pursuant to which 3M engaged Mr. McNerney as Chief Executive Officer, President and Chairman of the Board of Directors. A copy of the Employment Agreement is attached as Attachment B.

Under Delaware law, which governs the Employment Agreement, breach of contract occurs if a party fails to perform without legal excuse its obligation under a contract. Implementation of this Proposal would require the Board of Directors take action that would result in the Board having to remove Mr. McNerney from his position as Chairman of the Board of Directors. In my opinion, this action would require 3M to breach its Employment Agreement with Mr. McNerney, having failed to perform without legal excuse its obligation to engage Mr. McNerney as Chairman of the Board of Directors.

The Staff has consistently recognized that proposals that would cause a company to breach existing contracts may be excluded under Rule 14a-8(i)(2). See, e.g., *Galaxy Foods Company*, (avail. Oct. 12, 1999); *OGE Energy Corp.* (avail March 4, 1999); *Union Pacific Corporation* (avail. Jan. 25, 1999). In *BankAmerica Corporation* (avail. February 24, 1999), the Commission held that a shareholder proposal which sought to alter the terms of employment by rescinding share awards and reducing pension benefits was excludable under Rule 14a-8(i)(2) because its implementation would have caused BankAmerica to "breach its existing employment agreements or other contractual obligations."

Because the Proposal, if implemented, would cause 3M to significantly alter the terms of employment and, in my opinion, to breach the terms of the Employment

Agreement, 3M may omit the Proposal from the Proxy Materials in accordance with Rule 14a-8(i)(2).

In the Alternative, the Staff Should Require that the Proposal Be Recast to State the Implementation of the Proposal Would Be Deferred Until the Expiration of the Employment Agreement.

In the alternative, if the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because it would cause 3M to be in violation of state law to which it is subject, we request that the Staff require the Proponent to recast its Proposal to cure the aforementioned defect. Specifically, we respectfully request, in the alternative, that the Staff require the Proponent to state that the implementation of the Proposal would be deferred until the termination of the Employment Agreement.

The Staff has previously adopted this approach where the proposal would have caused the company to breach its existing employment agreement, but this defect could be cured by recasting the proposal to state that implementation would be deferred until expiration of such employment agreement. *See LESCO, Inc.* (avail. April 2, 2001) and *Tyco International Ltd.* (avail. December 16, 2002).

B. The Proposal May Be Omitted Under Rule 14a-8(i)(2) Because 3M Has Already Substantially Implemented the Proposal.

3M's Board of Directors adopted comprehensive Corporate Governance Guidelines that address, among other things, whether the same person should hold the position of Chairman of the Board and Chief Executive Officer as follows:

> Chairman of the Board and Chief Executive Officer - The Board has the authority to decide whether the positions of Chairman and CEO should be held by the same person and shall determine the best arrangement for the Company and its shareholders in light of all relevant and changing circumstances. The Board currently believes that the same individual should hold the position of Chairman and CEO (Chairman/CEO).

3M's Board of Directors also addressed how best to provide leadership at executive sessions of the Board as follows:

> Executive Sessions of Independent Directors - Independent Directors regularly meet without the Chairman/CEO and may select a Director to facilitate the meeting. The chairs of the Audit, Compensation, Nominating and Governance, and Public Issues Committees of the Board may chair executive sessions of the independent Directors at which the principal items to be considered are within the scope of the committee chair's authority. The Board believes that this practice ensures leadership at all executive sessions of the independent Directors without needing to designate a lead Director.

It is well established in Staff no-action letters that a company need not be compliant with every detail of a proposal to exclude it under Rule 14a-8(i)(10). Differences between a company's actions and the proposal are permitted so long as a company's actions satisfactorily address the underlying concerns of the proposal. *See, e.g., Masco Corporation* (Mar. 29, 1999) (permitting the company to exclude a proposal seeking the independence of directors on "substantially implemented" grounds after the company adopted a version of the proposal that included some slight modifications and a clarification as to one of the terms). Proposals have been considered substantially implemented where the companies had implemented part, but not all, of a multi-pronged proposal. *See, e.g., Columbia/HCA Healthcare Corp.* (Feb. 18, 1998) (permitting the company to exclude a proposal on "substantially implemented" grounds after it took steps to implement, partly or fully, three of the four actions requested by the proposal.

In the current case, the Board's Corporate Governance Guidelines that specifically address the roles of Chairman of the Board and Chief Executive Officer and whether the same person should hold those positions constitutes substantial implementation of the Proposal.

C. Certain Portions of the Proposal Are Contrary to the Commission's Proxy Rules and May Be Omitted Under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) allows the omission of a proposal if it or the supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9 which prohibits materially false and misleading statements in proxy soliciting materials. Rule 14a-9 provides that no solicitation may be made by means of a communication containing any statement "which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false and misleading...." Shareholder assertions that amount to unsubstantiated personal opinion have long been viewed as excludable under this provision. See, *Philip Morris Companies Inc.* (avail. Feb. 7, 1991).

The Proponent's supporting statement makes a number of unsupported, baseless or unsubstantiated assertions that, as written, appear as factual statements. The Staff, in a recent pronouncement on these types of unsubstantiated statements, acknowledged that it is improper to include such assertions in proxy statements. See *The Home Depot, Inc.* (avail Apr. 4, 2000).

Each of the following quotations (in italics) from the Proposal contains the types of false and misleading statements prohibited under Rules 14a-9 and 14a-8(i)(3):

1. *"In a time where our Company and the economy as a whole have been in turmoil, shareholders need a Chairman of the Board who is independent of management and can focus on protecting the interests of shareholders."* (emphasis added). The Proponent gives no facts to support the derogatory assertion that 3M is or has been in "turmoil," falsely attempts to paint an outstanding company like 3M with an overly broad brush of corporate wrongdoing by companies like Enron, WorldCom and Tyco, and erroneously implies that 3M's Chairman does not "focus on protecting the interests of shareholders." The facts are that 3M is not and has never

been in "turmoil," is a leader in corporate governance, and has a Chairman who was lauded in the past few weeks as "CEO of the Year" by IndustryWeek.com and who was described as one of the nation's "best managers" by Business Week.

2. "*Under Mr. McNerney's leadership the Company has faced asbestos litigation from former employees and suits from thousands of women who purchased the Company's breast implants. 3M needs a Chairman that can provide quality independent oversight of management's performance during these crises.*" Again, this Proponent provides no facts to support the derogatory assertion that somehow Mr. McNerney's oversight of the management of the company's asbestos-related and breast implant litigation is deficient and of poor quality. These allegations are demonstrably inaccurate. The vast majority of the asbestos-related lawsuits and claims have not been brought by former employees, but by claimants who allege use of some of the company's mask and respirator products manufactured and sold before Mr. McNerney arrived at the company and allege personal injury from work place exposures to asbestos or, less frequently, silica and other occupational dust, found in products manufactured by other defendants. The same is true with respect to breast implant claims, almost all of which were settled before Mr. McNerney arrived at the company.

Accordingly, because the italicized sentences contain unsupported, baseless or unsubstantiated assertions that are false and misleading, the Proposal should be modified by deleting the above-italicized sentences from the supporting statement in accordance with Rule 14a-8(i)(3).

III. Request

Based on the foregoing analysis, 3M requests the concurrence of the Staff that it will not recommend enforcement action if 3M omits the Proposal from the 2004 Proxy Materials.

Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope. I would be happy to provide you with any additional information and answer any questions. If the Staff disagrees with the conclusions set forth in this letter, I respectfully request the opportunity to confer with you before the determination of the Staff's final position. Please call me at 651-733-2204 if I can be of any further assistance in this matter.

Sincerely,

Gregg M. Larson

cc: Mr. C. Thomas Keegel

ATTACHMENT A

THE TEAMSTER AFFILIATES PENSION PLAN

25 LOUISIANA AVE., N.W.
WASHINGTON, D.C. 20001

TELEPHONE 202-624-6800 1-800-435-6900
FAX 202-624-8797

November 21, 2003

BY FAX: 651-736-9469
BY UPS NEXT DAY

Mr. Gregg Larson, Corporate Secretary
3M Company
3M Center, Mail Drop 220-11W-02
Saint Paul, MN 55144-1000

Dear Mr. Larson:

I hereby submit the following resolution on behalf of the International Brotherhood of Teamsters Affiliates Pension Plan (TAPP), in accordance with SEC Rule 14a-8, to be presented at the Company's 2004 Annual Meeting.

The Fund has owned greater than $2,000 in shares continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed please find relevant proof of ownership.

Any written communication should be sent to the above address via U.S. Postal Service, UPS, or Airborne, as the Teamsters have a policy of accepting only Union delivery. If you have any questions about this proposal, please direct them to the Teamsters Corporate Governance Advisor, Jennifer O'Dell, at (202) 624-8981.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/jo

RESOLVED:

The shareholders of 3M Company, ("3M" or "the Company") urge the Board of Directors (the "Board") to amend the by-laws to require that an independent director who has not served as the chief executive of the Company serve as Board Chair. Implementation will be deferred until the 2005 Annual Meeting of Shareholders.

SUPPORTING STATEMENT:

It is the responsibility of the Board of Directors to protect shareholders' interests by providing independent oversight of management, including the Chief Executive Officer (CEO), in directing the corporation's business and affairs. The Board exists to ensure that management acts in the best long-term interests of the shareholders.

Currently at 3M, Mr. James McNerney holds the positions of both Chairman of the Board and CEO. We believe that no single individual can both fill the position of CEO and, at the same time, provide the necessary leadership and objectivity required as Chairman of the Board to properly represent the interests of shareholders. Further, an appearance of a conflicted Board Chair can damage the credibility of the Company. We believe a clear delineation between the roles of Chair and CEO is necessary and will promote greater accountability to 3M's shareholders.

Investors require consistency and stability from the leadership of our Company. In a time where our Company and the economy as a whole have been in turmoil, shareholders need a Chairman of the Board who is independent of management and can focus on protecting the interests of shareholders. Under Mr. McNerney's leadership the Company has faced asbestos litigation from former employees and suits from thousands of women who purchased the Company's breast implants. 3M needs a Chairman that can provide quality independent oversight of management's performance during these crises.

We believe that separating the positions of Chair and CEO will enhance independent Board leadership at 3M. Other institutional investors and corporate governance experts agree:

- The National Association of Corporate Directors recommend that Boards designate an independent director as Chair or lead director to evaluate CEO and Board Chair functions.

- CalPERS' Corporate Governance Guidelines state, "The independence of a majority of the Board is not enough. The *leadership* of the board must embrace independence, and must ultimately change the way in which directors interact with management."

- The Ethical Funds and Domini Social Investments Proxy Voting Guidelines call for a strong independent director as Board Chair to represent the interests of shareholders.

We believe the recent wave of corporate scandals at companies, such as Enron, WorldCom, and Tyco demonstrate that no matter how many independent directors there are on the Board, that Board is less likely to protect shareholder interests by providing independent oversight of the officers if the Chairman of that Board is also the CEO of the company.

We urge shareholders to vote **FOR** this proposal.

ATTACHMENT B

EMPLOYMENT AGREEMENT

between

Minnesota Mining and Manufacturing Company

and

W. James McNerney, Jr.

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (the "Agreement") dated as of December 4, 2000 (the "Agreement Date") between Minnesota Mining and Manufacturing Company, a corporation incorporated under the laws of Delaware, with its corporate headquarters in St. Paul, Minnesota (the "Company"), and W. James McNerney, Jr. ("Executive").

WHEREAS, the Company desires to employ Executive to serve as its Chief Executive Officer and Chairman of its Board, upon the terms and subject to the conditions set forth herein;

NOW, THEREFORE, in consideration of the premises and the mutual agreements contained herein, the Company and Executive hereby agree as follows:

Article I.

DEFINITIONS

The terms set forth below have the following meanings (such meanings to be applicable to both the singular and plural forms, except where otherwise expressly indicated):

1.1 "Accrued Annual Bonus" means the amount of any Annual Bonus earned but not yet paid with respect to the Fiscal Year ended prior to the Date of Termination.

1.2 "Accrued Base Salary" means the amount of Executive's Base Salary which is accrued but not yet paid as of the Date of Termination.

1.3 "Actual Company Pension Benefits" means a single life annuity amount commencing at age 62 and payable in monthly installments to Executive for his life of the Actuarial Equivalent of the amounts that the Executive has actually received, or is entitled to receive, from the Company's Pension Plans.

1.4 "Actual Prior Employer Pension Benefits" means a single life annuity amount commencing at age 62 and payable in monthly installments to Executive for his life of the Actuarial Equivalent of the amounts that the Executive has actually received, or is entitled to receive, from the Prior Employer's Pension Plans.

1.5 "Actuarial Equivalent" of any amount shall be determined in accordance with generally accepted actuarial principles using interest rate, mortality and other methods and assumptions that the Pension Benefit Guaranty Corporation ("PBGC") would use in determining the value of an immediate annuity payment of benefits, or if such interest rate and mortality assumptions are no longer published by the PBGC, interest rate and mortality assumptions determined in a manner as similar as practicable to the manner by which the PBGC's interest rate and mortality assumptions were determined immediately prior to the PBGC's cessation of publication of such assumptions.

1.6 "Affiliate" means any Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, Company. For the purposes of this definition, the term "control" when used with respect to any Person means the power to direct or cause the direction of management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

1.7 "Agreement" -- see the recitals to this Agreement.

1.8 "Agreement Date" means the date specified in the recitals to this Agreement.

1.9 "Anniversary Date" means any annual anniversary of the Commencement Date.

1.10 "Annual Bonus" -- see Section 4.2(a).

1.11 "Annualized Total Compensation" means, as of any date, the sum of Executive's Base Salary as of such date and the Target Annual Bonus applicable to the year that includes such date.

1.12 "Base Salary" -- see Section 4.1.

1.13 "Beneficiary" -- see Section 10.5.

1.14 "Board" means the Company's Board of Directors.

1.15 "Cause" means any of the following:

(a) Executive's conviction of:

(i) a felony, or

(ii) a misdemeanor excluding a petty misdemeanor (as defined in Minnesota or a comparable misdemeanor under the laws of another state) involving fraud, dishonesty or moral turpitude,

other than Limited Vicarious Liability or a routine traffic violation,

(b) Executive's material breach of this Agreement, provided that such breach is not cured within 10 days after delivery to Executive of a notice from the Board requesting cure,

(c) the willful or intentional material misconduct by Executive in the performance of his duties under this Agreement, or

(d) the willful or intentional failure by Executive to materially comply (to the best of his ability) with a specific, written direction of the Board that is consistent with normal business practice and not inconsistent with this Agreement and Executive's responsibilities hereunder, provided that such refusal or failure (i) is not cured to the best of Executive's ability within 10 days after the delivery thereof to Executive and (ii) is not based on Executive's good faith belief, as expressed by written notice to the Board given within such 10-day period, that the implementation of such direction of the Board would be unlawful or unethical.

For purposes of the preceding sentence, "Limited Vicarious Liability" shall mean any liability which is (i) based on acts of the Company for which Executive is responsible solely as a result of his office(s) with the Company and (ii) provided that (x) he was not directly involved in such acts and either had no prior knowledge of such intended actions or promptly acted reasonably and in good faith to attempt to prevent the acts causing such liability or (y) he did not have a reasonable basis to believe that a law was being violated by such acts.

For purposes of clause (b) and (c) above, Cause shall not include any one or more of the following:

(i) bad judgment,

(ii) negligence,

(iii) any act or omission that Executive believed in good faith to have been in or not opposed to the interest of the Company (without intent of Executive to gain therefrom, directly or indirectly, a profit to which he was not legally entitled), or

(iv) any act or omission of which any member of the Board who is not a party to such act or omission has had actual knowledge for at least six months.

1.16 "Change of Control" means any of the following events:

(a) any person (as such term is used in Rule 13d-5 under the Exchange Act) or group (as such term is defined in Sections 3(a)(9) and 13(d)(3) of the Exchange Act), other than a Subsidiary or any employee benefit plan (or any related trust) of Company or a Subsidiary, becomes the beneficial owner of 20% or more of the Common Shares or of securities of Company that are entitled to vote generally in the election of directors of Company ("Voting Securities") representing 20% or more of the combined voting power of all Voting Securities of Company;

(b) individuals who, as of the Agreement Date, constitute the Board (the "Incumbent Directors") cease for any reason to constitute at least 50% of the members of the Board; *provided* that any individual who becomes a director after the Agreement Date whose election or nomination for election by Company's shareholders was approved by a majority of the members of the Incumbent Board (other than an election or nomination of an individual whose initial assumption of office is in connection with an actual or threatened "election contest" relating to the election of the directors of Company (as such terms are used in Rule 14a-11 under the Exchange Act), "tender offer" (as such term is used in Section 14(d) of the Exchange Act) or a proposed Merger (as defined below)) shall be deemed to be members of the Incumbent Board;

(c) approval by the stockholders of Company of either of the following:

(i) a merger, reorganization, consolidation or similar transaction (any of the foregoing, a "Merger") as a result of which the individuals and entities who were the respective beneficial owners of Common Shares and Voting Securities of Company immediately before such Merger are not expected to beneficially own, immediately after such Merger, directly or indirectly, more than 50% of, respectively, the common stock and the combined voting power of the Voting Securities of the corporation resulting from such Merger in substantially the same proportions as immediately before such Merger, or

(ii) a plan of liquidation of Company or a plan or agreement for the sale or other disposition of all or substantially all of the assets of Company, other than such a sale or disposition to an entity which is, directly or indirectly more than 50% owned by the Company or an entity of which the individuals and entities who were the respective beneficial owners of Common Shares and Voting Securities of Company immediately before such sale or other disposition beneficially owned immediately after such sale or other disposition directly or indirectly more than 50% of, respectively, the common stock and the combined voting power of the Voting Securities of the corporation to which such sale or other disposition was made.

Notwithstanding the foregoing, there shall not be a Change in Control if, in advance of such event, Executive agrees in writing that such event shall not constitute a Change in Control.

1.17 "Code" means the Internal Revenue Code of 1986, as amended from time to time.

1.18 "Commencement Date" means January 1, 2001.

1.19 "Committee" means the Compensation Committee of the Board.

1.20 "Common Shares" means the common shares, par value $0.01 per share, of Company.

1.21 "Company" -- see the recitals to this Agreement.

1.22 "Competitor" -- see Section 9.1(b).

1.23 "Confidential Information" -- see Section 9.1(d).

1.24 "Date of Termination" means the effective date of a Termination of Employment for any reason, including death or Disability, whether by the Company or by Executive.

1.25 "Disability" means a mental or physical condition which, in the good faith opinion of the Board, renders Executive, with reasonable accommodation, unable or incompetent to carry out the material job responsibilities which Executive held or the material duties to which Executive was assigned at the time the disability was incurred, which has existed for at least three months and which in the opinion of a physician mutually agreed upon by Company and Executive (provided that neither party shall unreasonably withhold such agreement) is expected to be permanent or to last for an indefinite duration or a duration in excess of six months.

1.26 "Employment Period" -- see Section 3.1.

1.27 "Exchange Act" means the United States Securities Exchange Act of 1934.

1.28 "Executive" -- see the recitals to this Agreement.

1.29 "Expiration Date" -- see Section 3.1.

1.30 "Expiration Notice" -- see Section 3.1.

1.31 "Fair Market Value" of a Common Share means, as of any date, the average of the high and low prices of such security on such date reported on the New York Stock Exchange Composite Transactions, rounded upwards to the nearest $0.05, or if not so reported for the specified date, the immediately preceding date for which the average is reported.

1.32 "Fiscal Year" means the calendar year period ending each December 31.

1.33 "Good Reason" means the occurrence of any one of the following events unless Executive specifically agrees in writing that such event shall not be Good Reason:

(a) any material breach of the Agreement by the Company, including:

(i) the material failure of the Company to comply with the provisions of Articles II, III, IV, V, VI or VII of this Agreement;

(ii) any material adverse change in the status, responsibilities or perquisites of Executive;

(iii) any failure to nominate or elect Executive as Chief Executive Officer of the Company or as Chairman of the Company's Board;

(iv) causing or requiring Executive to report to anyone other than the Board;

(v) assignment of duties materially inconsistent with his positions and duties described in this Agreement; or

(vi) the Company giving an Expiration Notice pursuant to Section 3.1,

provided, however, that no act or omission described in Subsection 1.33(a) shall constitute Good Reason unless Executive gives Company 30 days' prior written notice of such act or omission and the Company fails to cure such act or omission within the 30-day period (except that Executive shall not be required to provide such notice in case of intentional acts or omissions by the Company),

(b) the failure of the Company to assign this Agreement to a successor to the Company or failure of a successor to the Company to explicitly assume and agree to be bound by the Agreement, or

(c) the requiring of Executive to be principally based at any office or location more than 30 miles from the current corporate offices of Company in St. Paul, Minnesota.

1.34 "Hypothetical Prior Employer Pension Benefits" means a benefit payable in the form of a single life annuity amount commencing at age 62 and payable in monthly installments to Executive for his life equal to one-twelfth ($1/12^{th}$) multiplied by 50% of the Executive's highest average annual compensation, where "highest average annual compensation" is the annual average of the Executive's compensation for the three consecutive calendar years out of the last ten calendar years preceding Termination of Employment during which such average is the highest. For purposes of determining Executive's highest average annual compensation, compensation paid to Executive by the Company or the Prior Employer shall be taken into account to the same extent such compensation would have been taken into account for purposes of such determination under the Prior Employer's Pension Plans if such compensation were with or paid by the Prior Employer. In addition, solely for purposes of calculating the Executive's compensation for this purpose, in the event of a Termination Without Cause or a Termination for Good Reason, Executive shall be treated as having earned the Severance Payment ratably over the course of the Severance Period.

1.35 "Including" means including without limitation.

1.36 "Incumbent Directors" -- see Section 1.16(b).

1.37 "Initial Option" -- see Section 5.1.

1.38 "Initial Performance Units" -- see Section 5.5.

1.39 "Limited Vicarious Liability" -- see Section 1.15.

1.40 "Make Whole Option" -- see Section 5.1.

1.41 "Make Whole Restricted Stock" -- see Section 5.8.

1.42 "Maximum Annual Bonus" -- see Section 4.2(b).

1.43 "Maximum Annual Goals" -- see Section 4.2(b).

1.44 "Merger" -- see Section 1.16(c).

1.45 "Notice of Consideration" -- see Section 8.1(b).

1.46 "Option" means an option to purchase Common Shares.

1.47 "Option Term" -- see Section 5.3(b).

1.48 "Other Accrued Benefit" means any right to benefits or payments not expressly provided herein under the terms of the governing policy or program which has irrevocably accrued as of the Date of Termination.

1.49 "PBGC" -- see Section 1.5.

1.50 "Pension Plan" means a defined benefit plan which is a qualified retirement plan under Code Section 401(a) or a nonqualified retirement plan or arrangement.

1.51 "Person" means any individual, sole proprietorship, partnership, joint venture, trust, unincorporated organization, association, corporation, institution, public benefit corporation, entity or government instrumentality, division, agency, body or department.

1.52 "Prior Employer" means General Electric Company.

1.53 "Pro Rata Annual Bonus" means an amount payable in cash equal to the product of (a) the amount of the Target Annual Bonus to which Executive would have been entitled if he had been employed by the Company on the last day of the Fiscal Year that includes the Date of Termination and if Executive had achieved his Target Annual Goals for such Fiscal Year, multiplied by (b) a fraction of which the numerator is the numbers of days which have elapsed in such Fiscal Year through the Date of Termination and the denominator is 365.

1.54 "Pro Rata Retirement Benefit" -- see Section 7.1(b).

1.55 "Severance Multiple" means, if Executive receives a Severance Payment under Section 8.3, the number by which Executive's Annualized Total Compensation is multiplied under Section 8.3(b).

1.56 "Severance Payment" means the payment of a multiple of Executive's Annualized Total Compensation pursuant to Section 8.3(b).

1.57 "Severance Period" means the number of years equal to the Severance Multiple.

1.58 "Stock Ownership Program" -- see Section 5.1.

1.59 "Subsequent Options" -- see Section 5.2.

1.60 "Subsequent Performance Units" -- see Section 5.7.

1.61 "Subsidiary" means, with respect to any Person, (a) any corporation of which more than 50% of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, owned by such Person, and (b) any partnership in which such Person has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than 50%.

1.62 "Supplemental Retirement Benefit" -- see Section 7.1.

1.63 "Target Annual Bonus" -- see Section 4.2(b).

1.64 "Target Annual Goals" -- see Section 4.2(b).

1.65 "Taxes" means the incremental United States federal, state and local income, excise and other taxes (including interest and penalties) payable by Executive with respect to any applicable item of income.

1.66 "Tax Gross-Up Payment" means an amount payable to Executive such that after payment of Taxes on such amount there remains a balance sufficient to pay the Taxes being reimbursed.

1.67 "Termination For Good Reason" means a Termination of Employment by Executive for a Good Reason, whether during or after the Employment Period.

1.68 "Termination of Employment" means a termination by the Company or by Executive of Executive's employment by the Company.

1.69 "Termination Without Cause" means a Termination of Employment by Company for any reason other than Cause or Executive's death or Disability, whether during or after the Employment Period.

1.70 "2001 Option" -- see Section 5.2.

1.71 "Voting Securities" -- see Section 1.16(a).

1.72 "Withholding Taxes" means any federal, state, provincial, local or foreign withholding taxes and other deductions required to be paid in accordance with applicable law by reason of compensation received pursuant to this Agreement.

1.73 "Year of Service" shall mean the 12-month period beginning on the Commencement Date and each 12-month period beginning on each Anniversary Date thereafter in which Executive remains continuously employed by the Company. In the event of a Termination Without Cause or a Termination for Good Reason (whether during or after the Employment Period), Executive shall also be credited with the number of Years of Service equal to the Severance Period.

Article II.

DUTIES

2.1 Duties. The Company shall employ Executive during the Employment Period as its Chief Executive Officer. Executive shall also be nominated for election as a director of the Company at the earliest opportunity, and upon such election the Board shall elect Executive to serve as its Chairman effective January 1, 2001. During the Employment Period, excluding any periods of disability, vacation, or sick leave to which Executive is entitled, Executive shall perform the duties properly assigned to him hereunder, shall devote substantially all of his business time, attention and effort to the affairs of the Company and shall use his reasonable best efforts to promote the interests of the Company.

2.2 Other Activities. Executive may serve on corporate, civic or charitable boards or committees, deliver lectures, fulfill speaking engagements or teach at educational institutions, or manage personal investments, provided that such activities do not individually or in the aggregate materially interfere with the performance of Executive's duties under this Agreement.

Article III.

EMPLOYMENT PERIOD

3.1 Employment Period. Subject to the termination provisions hereinafter provided, the term of Executive's employment under this Agreement (the "Employment Period") shall begin on the Commencement Date and end on the Anniversary Date which is three years after such date, provided that for the period from the Agreement Date until the Commencement Date, Executive shall be a part-time employee of the Company providing the Company with such services as Executive determines he can provide consistent with Executive's obligations to the Prior Employer. Notwithstanding the preceding sentence, commencing on the first Anniversary Date the Employment Period shall be extended each day by one day to create a new two year term until, at any time at or after the first Anniversary Date, the Company or the Executive delivers a written notice (an "Expiration Notice") to the other party that the Agreement shall expire on a date specified in the Expiration Notice (the "Expiration Date") that is not less than 24 months after the date the Expiration Notice is delivered by one party to the other party. The employment of Executive by the Company shall not be terminated other than in accordance with Article VIII.

Article IV.

COMPENSATION

4.1 Salary. The Company shall pay Executive in accordance with the normal payroll practices of the Company (but not less frequently than monthly) an annual salary at a rate of $1,300,000 per year ("Base Salary") beginning on the Commencement Date. During the Employment Period, the Base Salary shall be reviewed at least annually and may be increased from time to time as shall be determined by the Committee, after consultation with Executive. Any increase in Base Salary shall not limit or reduce any other obligation of the Company to Executive under this Agreement. Base Salary shall not be reduced at any time without the express written consent of Executive.

4.2 Annual Bonus.

(a) The Company shall pay to Executive an annual bonus ("Annual Bonus") for each Fiscal Year which begins during the Employment Period. Executive shall be eligible for an Annual Bonus ranging from zero to the Maximum Annual Bonus. Except as noted below, the Annual Bonus shall be paid and otherwise subject to the terms of the Company's Executive Profit Sharing Plan, as may be amended, and any successor to such plan.

(b) If Executive achieves his target performance goals (the "Target Annual Goals"), as determined by the Committee on an annual basis after consulting with Executive, such Annual Bonus shall be designed to realize $2,200,000 (the "Target Annual Bonus"). Such performance goals shall be set by the Committee within 90 days after the first day of the applicable Fiscal Year. The actual amount of any Annual Bonus may fluctuate with the Company's performance.

(c) The Company shall pay the Annual Bonus in a payment of cash, Common Shares (including restricted shares), or a combination thereof determined by the Committee at such times and in such manner as is consistent with the treatment of other senior executives of the Company and with the provisions of the Company's Executive Profit Sharing Plan or its successor plan.

(d) Notwithstanding the above provisions of this Section 4.2, the minimum Annual Bonus for the 2001 Fiscal Year shall be $2,400,000 of which amount $1,440,000 shall be paid in cash and $960,000 shall be paid in nonforfeitable unrestricted or restricted Common Shares.

Article V.

STOCK GRANTS AND PERFORMANCE UNITS GRANTS

5.1 Initial and Make Whole Option Grants. Company has granted to Executive, effective as of the Agreement Date, an Option to purchase 400,000 Common Shares (the "Initial Option") and an option to purchase 200,000 Common Shares ("Make Whole Option"), subject to the terms of the Company's 1997 Management Stock Ownership Program ("Stock Ownership Program").

5.2 Subsequent Option Grants. In May 2001 the Committee shall grant Executive an Option ("2001 Option") to purchase such number of Common Shares as shall result in the 2001 Option having a Black-Scholes value of $7,000,000 as of the date of grant, subject to the terms and conditions of the Stock Ownership Program. The Committee shall in its discretion consider Executive for possible future annual or other grants of Options ("Subsequent Options") for Fiscal Year 2002 and each Fiscal Year thereafter during the Employment Period, as determined by the Committee in its discretion based on Executive's performance and consistent with the treatment of other senior executives of the Company. Such Subsequent Options shall be subject to the terms of the Stock Ownership Program or applicable successor program.

5.3 Terms and Conditions of Options.

(a) The exercise price of each Initial Option, Make Whole Option and 2001 Option, respectively, shall be the Fair Market Value of a Common Share as of the Agreement Date (in the case of the Initial Option and Make Whole Option) and as of the date of grant (in the case of the 2001 Option).

(b) Each Initial Option, Make Whole Option and 2001 Option (i) shall have a term (the "Option Term") equal to 10 years commencing on its grant date, and (ii) shall not be transferable by Executive during his lifetime, except as permitted by the Stock Ownership Program.

(c) The Initial Option shall become exercisable in increments of 20% on each of the first five Anniversary Dates, and the Make Whole Option shall become exercisable in increments of one-third on each of the first three Anniversary Dates, if Executive remains continuously employed by the Company from the Commencement Date to each such applicable Anniversary Date; provided that such Options shall each become exercisable in full before such applicable Anniversary Dates, immediately upon a Termination of Employment by reason of the death or Disability of Executive, a Termination Without Cause, a Termination for Good Reason, or a Change of Control. The 2001 Option shall become exercisable at the time or times specified by the Committee at the date of grant in accordance with the terms and conditions of the Stock Ownership Program and consistent with the treatment of other senior executives of the Company.

(d) Each Initial Option, Make Whole Option and 2001 Option may be exercised after a Termination of Employment, to the extent exercisable as of the Date of Termination (whether by reason of the proviso to the preceding sentence or otherwise), as follows:

(i) in the event of a Termination of Employment by reason of death or Disability of Executive, until two years after the Date of Termination,

(ii) in the event of a Termination Without Cause or a Termination for Good Reason, until two years after the Date of Termination,

(iii) in the event of a Termination for Cause, such Option shall expire on the Date of Termination, and

(iv) in the event of a Termination of Employment by Executive without Good Reason (other than as a result of death or Disability), until 90 days after the Date of Termination,

provided, however, that in no event shall any Option be exercisable after the expiration of the applicable Option Term.

(e) Each Subsequent Option (other than the 2001 Option) shall be exercisable at times and on terms and conditions established by the Committee in the grant of such Subsequent Option under the Stock Ownership Program or applicable successor program.

5.4 Manner of Exercise of Options. An Option or any part thereof shall be exercised by Executive or, if after his death, a Beneficiary, by a written notice to Company stating the number of Common Shares with respect to which the Option is being exercised and payment of the exercise price of the Option and any Withholding Taxes in connection with such exercise in accordance with the Stock Ownership Program or applicable successor program. Company shall deliver the purchased Common Shares promptly after its receipt of notice of exercise and payment.

5.5 Initial Performance Units. Company has granted to Executive with respect to the performance period commencing January 1, 2001 and ending December 31, 2003, ten thousand (10,000) performance units ("Initial Performance Units"), subject to the terms of the Company's Performance Unit Plan. The Initial Performance Units shall have a payment value per unit at target equal to $100 per unit, a guaranteed minimum of $100.00 per unit and a maximum of $200.00 per unit. The unit value (subject to the minimum guaranteed value) shall depend upon the degree to which performance goals are achieved over the performance period.

5.6 Terms and Conditions of Initial Performance Units.

(a) Except as provided in (b) below, the Initial Performance Units shall be subject in all respects to the terms and conditions of the Company's Performance Unit Plan, as amended from time to time.

(b) The Executive shall vest in the Initial Performance Units at the end of the initial performance period (December 31, 2003) if Executive remains continuously employed by the Company from the Commencement Date to the end of the initial performance period; provided, however, Executive shall immediately become vested in the Initial Performance Units in the event of Executive's Termination of Employment by reason of death or Disability, a Termination Without Cause, a Termination for Good Reason, or a Change of Control prior to the end of the initial performance period. In the event of such accelerated vesting, the value of the Initial Performance Units shall be an amount equal to the number of Initial Performance Units, valued at target, multiplied by a fraction, the numerator of which is the number of days which have elapsed commencing January 1, 2001 and ending on the Date of Termination or Change of Control and the denominator of which is the total number of days from January 1, 2001 through December 31, 2003.

5.7 Subsequent Performance Units. The Committee shall in its discretion consider Executive for possible future annual or other grants of performance units ("Subsequent Performance Units") during the Employment Period, as determined by the Committee in its discretion based upon Executive's performance and consistent with the treatment of other senior executives of the Company. Such Subsequent Performance Units shall be subject to the terms of the Performance Unit Plan, as may be amended, or applicable successor plan.

5.8 Make Whole Restricted Stock. The Company has granted to Executive 110,000 shares of Restricted Stock ("Make Whole Restricted Stock") subject to the terms of the Stock Ownership Program. The Make Whole Restricted Stock grant shall become vested in increments of 10% on each of the first ten Anniversary Dates if the Executive remains continuously employed by the Company from the Commencement Date to each such Anniversary Date; provided, however, that upon a Termination Without Cause or a Termination for Good Reason on or after the third Anniversary Date, the vesting percentage determined under the preceding clause of this sentence shall be increased by 30 percentage points (but not in excess of 100%); provided, further, that upon a Termination Without Cause or a Termination for Good Reason prior to the third Anniversary Date, the aggregate vesting percentage for the Make Whole Restricted Stock shall be 50%; and provided, further, that Executive shall immediately become vested in all of the Make Whole Restricted Stock in the event of Executive's Termination of Employment by reason of death or Disability, or a Change of Control. Executive shall be paid in cash an amount equal to the dividends payable in respect of the Make Whole Restricted Stock (whether or not vested) as and when dividends are paid on Common Shares generally. If Executive has a Termination of Employment (other than by reason of death or Disability) prior to vesting in all of the Make Whole Restricted Stock, the shares of Make Whole Restricted Stock which are not vested as of the Date of Termination shall be forfeited (and the payment of dividends in respect of such shares shall cease) unless the Committee in its sole discretion determines to vest all or any portion of the unvested shares.

Article VI.

OTHER BENEFITS

6.1 Incentive, Savings and Retirement Plans. In addition to Base Salary and an Annual Bonus, Executive shall be entitled to participate during the Employment Period in all incentive, savings and retirement plans, practices, policies and programs that are from time to time applicable to other senior executives of the Company in accordance with their terms as in effect from time to time.

6.2 Welfare Benefits. During the Employment Period, Executive and/or his family, as the case may be, shall be eligible for participation in and shall receive all benefits under welfare benefit plans, practices, policies and programs provided by the Company (including medical, prescription, dental, disability, salary continuance, employee life, group life, dependent life, accidental death and travel accident insurance plans and programs) applicable to other senior executives of the Company in accordance with their terms as in effect from time to time.

6.3 Fringe Benefits. During the Employment Period, Executive shall be entitled to fringe benefits applicable to other senior executives of the Company.

6.4 Vacation. During the Employment Period, Executive shall be entitled to paid vacation time in accordance with the plans, practices, policies, and programs applicable to other senior executives of the Company, but in no event shall such vacation time be less than four weeks per calendar year.

6.5 Expenses. During the Employment Period, Executive shall be entitled to receive prompt reimbursement for all reasonable employment-related expenses incurred by Executive upon the receipt by the Company of an accounting in accordance with practices, policies and procedures applicable to other senior executives of the Company.

6.6 Office; Support Staff. During the Employment Period, Executive shall be entitled to an office or offices of a size and with furnishings and other appointments, and to personal secretarial and other assistance, appropriate to his position and duties under this Agreement.

6.7 Tax Gross-Up Payment. If it shall be determined that any payment to Executive pursuant to this Agreement or any other payment or benefit from the Company, any Affiliate, or any other person would be subject to the excise tax imposed by Section 4999 of the Code or any similar tax payable under any United States federal, state, local or other law, then Executive shall receive a Tax Gross-Up Payment with respect to all such excise taxes and similar taxes.

6.8 Relocation Expenses. Company shall pay Executive's reasonable expenses related to the relocation of his primary residence to the Minneapolis - St. Paul, Minnesota area, in accordance with Company's relocation policy applicable to senior executives, including expenses of periodic travel between Executive's current primary residence and Minneapolis-St. Paul and reasonable temporary living expenses for the Executive and his family for a period not to exceed one year from the Agreement Date. The relocation payments shall also include provision for the Company to purchase Executive's current principal residence as provided below. If any payment of relocation expenses (other than payments with respect to the purchase of Executive's principal residence) is subject to Taxes, the Company shall pay Executive a Tax

Gross-Up Payment with respect to such Taxes. From the Commencement Date through March 31, 2001, the Company shall have no obligation to purchase Executive's current principal residence. During such period, the Executive shall take such steps as are practicable to sell such residence at then-prevailing value. In the event Executive does not sell his current principal residence on or prior to March 31, 2001, as soon as practicable after such date the Company shall purchase, or cause Executive's current principal residence to be purchased, at the then-prevailing value as determined by an appraiser mutually agreed upon by the Company and the Executive for this purpose. The purchase shall be on such terms and conditions as are generally contained in transactions of such nature.

Article VII.

SUPPLEMENTAL RETIREMENT BENEFIT

7.1 Supplemental Retirement Benefit. Executive shall be entitled to the following supplemental retirement benefit (the "Supplemental Retirement Benefit") in accordance with the terms of this Article VII:

(a) Upon Completion of 10 Years of Service. Upon the completion of at least 10 Years of Service, Executive shall receive a Supplemental Retirement Benefit equal to:

(i) the Hypothetical Prior Employer Pension Benefits,

minus

(ii) the sum of the Actual Prior Employer Pension Benefits, Actual Company Pension Benefits, and benefits paid or payable to Executive under any other employer's Pension Plan with respect to service prior to the Commencement Date.

If the remainder is zero or less, no amount shall be payable by Company hereunder.

(b) Upon Completion of Less Than 10 Years of Service. Upon completion of less than 10 Years of Service, Executive shall receive a prorated Supplemental Retirement Benefit (the "Pro Rata Retirement Benefit") determined by multiplying the Supplemental Retirement Benefit described in Section 7.1(a) above by a fraction (not to exceed 1.0), the numerator of which is the number of Executive's whole and partial Years of Service as of the date of the Termination of Employment and the denominator of which is 10.

7.2 Payment. Any benefits payable under this Article VII shall be paid as of the Date of Termination or, if earlier, the first date of a Change of Control in a lump sum equal to the Actuarial Equivalent present value of an annuity described in Subsection 7.1(a) or (b) above. In the event of a Termination of Employment by reason of Executive's death, the amount of such lump sum payment to the Beneficiary shall equal the lump sum payment that would have been payable to Executive if he had been alive on the Date of Termination and had been fully vested as to the Supplemental Retirement Benefit or, if applicable, Pro Rata Retirement Benefit. The benefit may also be paid in the form of a commercially available annuity or life insurance contract that is mutually agreeable to the parties.

7.3 Vesting. Executive shall become fully vested in the benefits under this Article VII on the fifth Anniversary Date provided the Executive remains continuously employed by the Company from the Commencement Date to such fifth Anniversary Date, except that, in the event of Executive's Termination of Employment by reason of death or Disability, a Termination Without Cause, a Termination for Good Reason, or a Change of Control, Executive shall immediately be vested as to such benefits. If Executive shall have a Termination of Employment for any other reason prior to completion of five Years of Service or prior to the first date of a Change of Control, Executive shall forfeit and shall not receive any portion of the Supplemental Retirement Benefit.

7.4 Other Retirement Benefits. Executive shall participate in, and be entitled to benefits under, any other retirement plans of the Company which are not qualified under Section 401(a) of the Code, to the extent provided in such plan or arrangement.

Article VIII.

TERMINATION BENEFITS

8.1 Termination for Cause or Other Than for Good Reason, etc.

(a) If Company terminates Executive's employment for Cause or Executive terminates his employment other than for Good Reason, death or Disability, Company shall pay to Executive immediately after the Date of Termination an amount equal to the sum of Executive's Accrued Base Salary, Accrued Annual Bonus, and Other Accrued Benefits and Executive shall not be entitled to receive any Severance Payment.

(b) Company may not terminate Executive's employment for Cause unless:

(i) no fewer than 30 days prior to the Date of Termination, Company provides Executive with written notice (the "Notice of Consideration") of its intent to consider termination of Executive's employment for Cause, including a detailed description of the specific reasons which form the basis for such consideration;

(ii) after providing Notice of Consideration, the Board may, by the affirmative vote of a majority of its members (excluding for this purpose Executive if he is a member of the Board, any other management member of the Board and any other member of the Board reasonably believed by the Board to be involved in the events leading to the Notice of Consideration), suspend Executive with pay until a final determination pursuant to this Section has been made;

(iii) on a date designated in the Notice of Consideration, which date shall be at least 30 days following the date the Notice of Consideration is provided, Executive shall have the opportunity to appear before the Board, with or without legal representation, at Executive's election, to present arguments and evidence on his own behalf; and

(iv) following the presentation to the Board as provided in (iii) above or Executive's failure to appear before the Board at the date and time specified in the Notice of Consideration, Executive may be terminated for Cause only if the Board, by the two-thirds vote of its members (excluding Executive if he is a member of the Board, any other management member of the Board and any other member of the Board reasonably believed by the Board to be involved in the events leading the Board to consider terminating Executive for Cause), determines that the actions or inactions of Executive specified in the Notice of Termination occurred, that such actions or inactions constitute Cause, and that Executive's employment should accordingly be terminated for Cause.

8.2 Termination for Death or Disability. If, before the end of the Employment Period, Executive's employment terminates due to his death or Disability, Company shall pay to Executive or his Beneficiaries, as the case may be, immediately after the Date of Termination an amount which is equal to the sum of Executive's Accrued Base Salary, Accrued Annual Bonus, Pro Rata Annual Bonus, and Other Accrued Benefits.

8.3 Termination Without Cause or for Good Reason. In the event of a Termination Without Cause or a Termination for Good Reason (whether during or after the Employment Period), subject to Section 8.5 Executive shall receive the following:

(a) immediately after the Date of Termination, a lump sum cash amount in immediately available funds equal to the sum of Executive's Accrued Base Salary, Accrued Annual Bonus, Pro Rata Annual Bonus, and Other Accrued Benefits;

(b) immediately after the Date of Termination, a lump sum cash amount in immediately available funds equal to three (3) times Executive's Annualized Total Compensation;

(c) the benefits (or, if such benefits are not available, the value thereof) specified in Section 6.2 to which Executive is entitled as of the Date of Termination for the Severance Period, provided that such benefits shall be reduced by any similar benefits provided by a subsequent employer; provided further that (i) with respect to any benefit to be provided on an insured basis, such value shall be the present value of the premiums expected to be paid for such coverage, and with respect to other benefits, such value shall be the present value of the expected net cost to Company of providing such benefits and (ii) from and after the Date of Termination, Executive shall not become entitled to any additional awards under Section 6.1 or any plans, practices, policies or programs of the Company; and

(d) immediately after the Date of Termination, a lump-sum amount in immediately available funds of any amount then payable to Executive pursuant to Section 6.7.

8.4 Other Termination Benefits or Remedies. The amounts payable hereunder are in lieu of any other termination or severance payments or benefits entitlement of Executive, including under any other programs of the Company, any Subsidiary or their Affiliates. The amounts payable hereunder shall reduce and be in full satisfaction of any statutory entitlement (including notice of termination, termination pay and severance pay) of Executive upon a Termination of Employment, and shall constitute Executive's exclusive remedy for any damages relating to a Termination of Employment for any reason.

8.5 General Release. Executive's rights to payment under Section 8.3 shall be contingent upon the Executive's execution of a general release of any and all claims Executive may have, whether known or not known, against Company, the Subsidiaries, Affiliates and their past and present directors, officers, and employees and agents, for events or causes of action occurring through the date of the release, including those arising from Executive's employment or Termination of Employment hereunder. The release shall be substantially the form attached hereto as Attachment A as may be required by Company.

Article IX.

RESTRICTIVE COVENANTS

9.1 Non-Solicitation of Employees; Confidentiality; Non-Competition.

(a) Executive covenants and agrees that, during the Employment Period and during the one-year period immediately following any Termination of Employment, Executive will not:

(i) directly or indirectly employ or seek to employ any person employed at that time by Company or any of its Subsidiaries or otherwise encourage or entice any such person to leave such employment;

(ii) become employed by, enter into a consulting arrangement with or otherwise agree to perform personal services for a Competitor (as defined in Section 9.1(b));

(iii) acquire an ownership interest in a Competitor, other than not more than a 2% equity interest in a publicly-traded Competitor; or

(iv) solicit any customers or vendors of Company or its Subsidiaries on behalf of or for the benefit of a Competitor.

(b) For purposes of this Section, "Competitor" means any Person which sells goods or services in the geographic area described below, which goods or services are the same or similar to (or may be used as a substitute therefore) those sold by a business that (i) is being conducted by Company or any Subsidiary in the geographic area at the time in question and (ii) was being conducted by Company or any Subsidiary in the geographic area on the date of Executive's Termination of Employment.

(c) Executive covenants and agrees that at no time during the Employment Period nor at any time following any Termination of Employment will Executive communicate, furnish, divulge or disclose in any manner to any Person any Confidential Information (as defined in Section 9.1(d)) without the prior express written consent of Company. After a Termination of Employment, Executive shall not, without the prior written consent of the Company, or as may otherwise be required by law or legal process, communicate or divulge such Confidential Information to anyone other than the Company and those designated by it.

(d) For purposes of this Section, "Confidential Information" shall mean financial information about the Company, contract terms with vendors and suppliers, customer and supplier lists and data, trade secrets and such other competitively-sensitive information to which Executive has access as a result of his positions with the Company, except that Confidential Information shall not include any information which was or becomes generally available to the public (i) other than as a result of a wrongful disclosure by Executive, (ii) as a result of disclosure by Executive during the Employment Period which he reasonably and in good faith believes is required by the performance of his duties under this Agreement, or (iii) any information compelled to be disclosed by applicable law or administrative regulation; provided that Executive, to the extent not prohibited from doing so by applicable law or administrative regulation, shall give Company written notice of the information to be so disclosed pursuant to clause (iii) of this sentence as far in advance of its disclosure as is practicable.

9.2 Injunction. Executive acknowledges that monetary damages will not be an adequate remedy for Company in the event of a breach of this Article IX, and that it would be impossible for Company to measure damages in the event of such a breach. Therefore, Executive agrees that, in addition to other rights that Company may have, Company is entitled to an injunction preventing Executive from any breach of this Article IX.

Article X.

MISCELLANEOUS

10.1 Public Announcement. The Company shall give Executive a reasonable opportunity to review and comment on any public announcement (including any filing with a governmental agency or stock exchange) relating to this Agreement or Executive's employment by the Company.

10.2 Approvals. The Company represents and warrants to Executive it has taken all corporate action necessary to authorize this Agreement.

10.3 No Mitigation. In no event shall Executive be obligated to seek other employment or take any other action to mitigate the amounts payable to Executive under any of the provisions of this Agreement, nor shall the amount of any payment hereunder be reduced by any compensation earned as result of Executive's employment by another employer, except that any continued welfare benefits provided for by Section 6.2 and 8.3 shall not duplicate any benefits that are provided to Executive and his family by such other employer and shall be secondary to any coverage provided by such other employer to the extent permitted by law.

10.4 Enforcement. If Executive and the Company have a dispute regarding Executive's entitlement to compensation and benefits under this Agreement, and if Executive shall prevail in such dispute, the Company shall reimburse Executive's reasonable legal fees and other expenses incurred in such effort.

10.5 Beneficiary. If Executive dies prior to receiving all of the amounts payable to him in accordance with the terms and conditions of this Agreement, such amounts shall be paid to the beneficiary ("Beneficiary") designated by Executive in writing to Company during his lifetime, or if no such Beneficiary is designated, to Executive's estate. Such payments shall be made in a lump sum to the extent so payable and, to the extent not payable in a lump sum, in accordance with the terms of this Agreement. Executive, without the consent of any prior

Beneficiary, may change his designation of Beneficiary or Beneficiaries at any time or from time to time by a submitting to Company a new designation in writing. Notwithstanding the preceding provisions of this Section 10.5, with respect to the Stock Ownership Program, the Company's Executive Profit Sharing Plan or Performance Unit Plan, the term "Beneficiary" shall have the meanings set forth therein.

10.6 Assignment; Successors. Company may not assign its rights and obligations under this Agreement without the prior written consent of Executive except to a successor of Company's business. This Agreement shall be binding upon and inure to the benefit of Executive, his estate and Beneficiaries, the Company and the successors and permitted assigns of the Company.

10.7 Nonalienation. Except as is otherwise expressly provided herein, benefits payable under this Agreement shall not be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, charge, garnishment, execution or levy of any kind, either voluntary or involuntary, prior to actually being received by Executive, and any such attempt to dispose of any right to benefits payable hereunder shall be void.

10.8 Severability. If all or any part of this Agreement is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity shall not serve to invalidate any portion of this Agreement not declared to be unlawful or invalid. Any provision so declared to be unlawful or invalid shall, if possible, be construed in a manner which will give effect to the terms of such provision to the fullest extent possible while remaining lawful and valid.

10.9 Amendment; Waiver. This Agreement shall not be amended or modified except by written instrument executed by the parties. A waiver of any term, covenant or condition contained in this Agreement shall not be deemed a waiver of any other term, covenant or condition, and any waiver of any default in any such term, covenant or condition shall not be deemed a waiver of any later default thereof or of any other term, covenant or condition.

10.10 Notices. All notices hereunder shall be in writing and delivered by hand, by nationally-recognized delivery service that guarantees overnight delivery, or by first-class, registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to Company, to: Minnesota Mining and Manufacturing Company
3M Center
St. Paul, MN 55144
Attention: General Counsel

With copy to: Roger C. Siske
Sonnenschein Nath & Rosenthal
8000 Sears Tower
Chicago, IL 60606

If to Executive, to: James McNerney
At the most recent home address on file with
the Company

With copy to: Robert Stucker
Vedder Price Kaufman & Kammholz
222 North La Salle Street
Chicago, Illinois 60601-1003

Either party may from time to time designate a new address by notice given in accordance with this Section. Notice shall be effective when actually received by the addressee.

10.11 Currency. All monetary amounts stated in this Agreement are expressed in, and shall be payable in, United States dollars.

10.12 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

10.13 Entire Agreement. This Agreement forms the entire agreement between the parties hereto with respect to any severance payment and with respect to the subject matter contained in the Agreement and shall supersede all prior agreements, promises and representations regarding employment, compensation, severance or other payments contingent upon termination of employment, whether in writing or otherwise.

10.14 Applicable Law. This Agreement shall be interpreted and construed in accordance with the laws of the State of Delaware, without regard to its choice of law principles.

10.15 Survival of Executive's Rights and Obligations. All of Executive's rights hereunder, including his rights to compensation and benefits, and his obligations under Article IX hereof, shall survive the termination of Executive's employment and/or the termination of this Agreement.

10.16 Indemnification. Executive shall be indemnified by the Company against liability as an officer and director of the Company and any Subsidiary or Affiliate of the Company to the maximum extent permitted by applicable law. The Executive's rights under this Section 10.16 shall continue so long as Executive may be subject to such liability, whether or not this Agreement may have terminated prior thereto.

IN WITNESS WHEREOF, the parties have executed this Agreement on the dates written below.

Minnesota Mining and Manufacturing Company

By: /s/ Edward A. Brennan
Its:
Date: 12/22/00

EXECUTIVE

/s/ W. James McNerney, Jr.
W. James McNerney, Jr.
Date: 12/16/00

ATTACHMENT A

RELEASE

This RELEASE ("Release") dated as of this __________________ day between Minnesota Mining and Manufacturing Company, a corporation incorporated under the laws of Delaware ("Company"), and W. James McNerney, Jr. ("Executive").

WHEREAS, the Company and the Executive previously entered into an Employment Agreement dated December 4, 2000 under which Executive was employed to serve as the Company's Chief Executive Officer;

WHEREAS, the Executive's employment with the Company (has been) (will be) terminated effective __________________; and

WHEREAS, pursuant to Section 8.3 of the Employment Agreement, Executive is entitled to certain compensation and benefits upon such termination, contingent upon the execution of this Release.

NOW, THEREFORE, in consideration of the premises and mutual agreements contained herein and in the Employment Agreement, the Company and Executive agree as follows:

1. Executive, on his own behalf and on behalf of his heirs, estate and beneficiaries, does hereby release the Company, and any of its Subsidiaries or Affiliates (as such terms are defined in the Employment Agreement), and each past or present officer, director, agent, employee, shareholder, and insurer of any such entities, from any and all claims made, to be made, or which might have been made of whatever nature, whether known or unknown, from the beginning of time, including those that arose as a consequence of his employment by Company, or arising out of the severance of such employment relationship, or arising out of any act committed or omitted during or after the existence of such employment relationship, all up through and including the date on which this Release is executed, including, but not limited to, those which were, could have been or could be the subject of an administrative or judicial proceeding filed by Executive or on his behalf under federal, state or local law, whether by statute, regulation, in contract or tort, and including, but not limited to, every claim for front pay, back pay, wages, bonus, fringe benefit, any form of discrimination (including but not limited to, every claim of race, color, sex, religion, national origin, disability or age discrimination), wrongful termination, emotional distress, pain and suffering, breach of contract, compensatory or punitive damages, interest, attorney's fees, reinstatement or reemployment. If any court rules that such waiver of rights to file, or have filed on his behalf, any administrative or judicial charges or complaints is ineffective, Executive agrees not to seek or accept any money damages or any other relief upon the filing of any such administrative or judicial charges or complaints. Executive relinquishes any right to future employment by Company and Company shall have the right to refuse to re-employ Executive without liability. Executive acknowledges and agrees that even though claims and facts in addition to those now known or believed by him to exist may subsequently be discovered, it is his intention to fully settle and release all claims he may have against the Company and the persons and entities described above, whether known, unknown or suspected.

2. The Company and Executive acknowledge and agree that the release contained in Paragraph 1 does not, and shall not be construed to, release or limit the scope of any existing obligation of Company (i) to indemnify Executive for his acts as an officer or director of Company in accordance with the bylaws of Company and the policies and procedures of Company that are presently in effect including Section 10.16 of the Employment Agreement, or (ii) to Executive and his eligible, participating dependents or beneficiaries under any existing group welfare or retirement plan of Company in which Executive and/or such dependents are participants.

[Applicable Required ADEA waiver provisions to be inserted]

IN WITNESS WHEREOF, the parties have executed this Release on the date first above written.

EXECUTIVE

____
W. James McNerney, Jr.

Minnesota Mining and Manufacturing Company

By: ______________________________
Its: ______________________________

21063544v10

THE TEAMSTER AFFILIATES PENSION PLAN

25 LOUISIANA AVE., N.W.
WASHINGTON, D.C. 20001

TELEPHONE 202-624-6800 1-800-435-6900
FAX 202-624-8797

February 3, 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Request for No-Action by 3M Company on the Shareholder Proposal Submitted by the Teamster Affiliates Pension Plan ("Fund" "Proponent" or "TAPP") for Inclusion in the 2004 3M Proxy Materials.

Dear Ladies and Gentlemen:

We are in receipt of a letter sent to you by Mr. Gregg Larson, ("Mr. Larson" or "Counsel") Assistant General Counsel and Secretary of 3M Company ("3M" or "the Company") dated January 8, 2004. In that letter, Counsel gives notice of the Company's intent to exclude the Fund's shareholder proposal from 3M's proxy materials for 2004.

In accordance with Rule 14a-8(j), enclosed are six (6) copies of this letter and its exhibits.

The Fund's proposal, requesting the Company's Board of Directors to amend the by-laws to require that an independent director who has not served as the chief executive of the Company serve as Board Chair, is a legitimate issue for shareholder's consideration and must be included in the Company's 2004 Proxy Materials.

Counsel relies on Rule 14a-8(i)(2), claiming that the proposal would cause the Company to violate Delaware state law; Rule 14a-8(i)(10), claiming that the proposal has already been substantially implemented by the Company; and Rule

14a-8(i)(3), stating that substantial portions of the supporting statement of the proposal are false and/or misleading.

The Proponent respectfully disagrees.

ARGUMENT

1. The Proposal Must be Included in the Company's 2004 Proxy Materials Because it Does not Violate Delaware State Law by Requiring the Company to Violate an Existing Employment Agreement.

The Company's objections under Rules 14a-8(i)(2) are based on the argument that implementing the Proponent's Proposal would *require* the Company to breach its employment contract with Chairman, President and CEO James McNerney. The Proposal, however, does not *compel* the Company to take any specific action, much less action that would breach a current contract or violate applicable law.

Counsel cites *LESCO, Inc. (April, 2 2001)* as authority for exclusion, but that proposal contains some significant textual differences. That proposal asked the Board to "separate the *current* roles of" CEO and president from board chairman and further requested that if an independent chairman were not named, that the Board should *"promptly* designate, regardless of title, a truly independent member to lead the Board ..." (emphasis added). This request for "prompt" Board action affecting "current" executives is qualitatively different from the policy-oriented resolution submitted by the Fund, which would not ineluctably lead to the sort of contract violations that prompted the Division to grant no-action relief in *LESCO*.

Further, the Proposal specifically states that implementation of this proposal would be deferred until the 2005 Annual Meeting of Shareholders and would, therefore, not impact the current sitting Chairman and CEO of the Company. Moreover, by its terms, the Fund's policy-oriented Proposal merely "urge[s]" the Board to amend the by-laws to provide for an independent director-Chairman who has not served as the Company's CEO.

For these reasons, when faced with a substantially identical proposal in Tyco International LTD. (December 16, 2002), the Staff concluded that the proposal calling for an independent, non-CEO Chairman should not be excluded from the Company's Proxy Materials. In short, the Company clearly has the power to implement the Proposal in a way that would not breach any existing employment agreements with Mr. McNerney and would not violate Delaware state law or Rule 14a-8(i)(2).

However, in the spirit of compromise the Proponent is willing to add the following italicized clause to the Proposal:

> Implementation will be deferred until the 2005 annual meeting of shareholders *and shall not interfere with any current employment agreement.*

2. **The Proposal Must be Included in the Company's 2004 Proxy Materials Because the Proposal has not Been Substantially Implemented.**

Counsel argues that because the Company has implemented corporate governance guidelines that state that the Board of Directors has the exclusive authority to decide if the positions of Chairman of the Board and CEO should be held by the same person and does not require that the positions be held by the same person, that the Proposal has been substantially implemented and is, therefore, excludable under Rule 14a-8(i)(2).

The Proponents' Proposal requests a By-law change that would *require* that the positions of Chairman of the Board and CEO would be two separate positions. Currently the Company's corporate governance rules give the Board of Directors complete discretion in determining if one person may hold both positions. Therefore, the Company has not already implemented the Proposal as submitted by the Fund.

3. **The Proposal Must be Included in the Company's 2004 Proxy Materials Because it Does not Include False or Misleading Statements.**

Counsel claims that the following sentences in the supporting statement must be deleted because they contain false and misleading statements as defined under Rule 14a-8(i)(3):

> ***In a time where our Company and the economy as a whole have been in turmoil, shareholders need a Chairman of the Board who is independent of management and can focus on protecting the interest of shareholders. Under Mr. McNerney's leadership, the Company has faced asbestos litigation from former employees and suits from thousands of women who purchased the Company's breast implants. 3M needs a chairman that can provide quality independent oversight of management's performance during these crises.***

According to 3M's 2002 10K statement, "The Company and certain other companies have been named as defendants in a number of claims and lawsuits alleging damages for personal injuries...resulting from breast implants formerly manufactured by the company or a related company."[1] In addition, the 11th U.S. Circuit Court of Appeals recently found that "the federal government can seek reimbursement for the cost of treating women with silicone breast implants under a massive settlement of implant claims."[2] According to news reports, payments into the fund have already reached over $1 billion.[3]

The asbestos litigation referenced in the Proposal's supporting statement also has been documented in the Company's financial statements. According to the Company's 2002 10K statement, "As of December 31, 2002, the Company had estimated accrued liabilities of approximately $161 million for respirator/mask asbestos related claims..."[4] Further, according to a 2002 New York Times article, asbestos related suits "have forced at least 18 companies, with more than 100,000 employees, into bankruptcy protection."[5]

The Proponent's intent in providing information to shareholders about the Company's breast implant and asbestos litigation is to highlight that without an independent Director at 3M, shareholders cannot be assured that management is

---

[1] 3M Company 10K, December 31, 2002. Part 1, Item 3. (2002).
[2] Associated Press, September 16, 2003, Feds Can Seek Money from Implant Manufacturers.
[3] Id.
[4] 3M Company 10K, December 31, 2002. Part 1, Item 3. (2002).
[5] Berenson, Alex. A Surge in Asbestos Suits, Many by Healthy Plaintiffs. New York Times, April 10, 2002.

focused on protecting the long-term interests of shareholders. Shareholders require leadership of the company that is focused on the day-to-day operations of the business, and a separate Chairman of the Board that can provide independent oversight of management's decisions. The Proponent believes that the supporting statement is not misleading to shareholders, but does not object to providing citations to the Company's own financial statements if the Staff deems it necessary.

CONCLUSION

Counsel's arguments for exclusion of the Fund's shareholder proposal from the 2004 Proxy Materials clearly do not meet the standard for SEC no-action. In the spirit of compromise, the Proponent is willing to alter the supporting statement to the shareholder proposal as outlined in the argument above. Please see herein, EXHIBIT A.

The SEC's primary mission "is to protect investors and maintain the integrity of the securities markets." The Proponent urges the SEC to protect 3M's shareholders who support a Board Chair who does not also serve as Chief Executive and by extension, protect all shareholders who take an interest in corporate governance, by denying the Company's request for no-action.

Based on the foregoing analysis, the Proponent respectfully requests that the Division take action to enforce inclusion of its proposal in 3M Company's 2004 Proxy Materials.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
Trustee

CTK/jo
Enclosures

EXHIBIT A

RESOLVED:

The shareholders of 3M Company, ("3M" or "the Company") urge the Board of Directors (the "Board") to amend the by-laws to require that an independent director who has not served as the chief executive of the Company serve as Board Chair. Implementation will be deferred until the 2005 Annual Meeting of Shareholders and will not interfere with any current employment agreement.

SUPPORTING STATEMENT:

It is the responsibility of the Board of Directors to protect shareholders' interests by providing independent oversight of management, including the Chief Executive Officer (CEO), in directing the corporation's business and affairs. The Board exists to ensure that management acts in the best long-term interests of the shareholders.

Currently at 3M, Mr. James McNerney holds the positions of both Chairman of the Board and CEO. We believe that no single individual can both fill the position of CEO and, at the same time, provide the necessary leadership and objectivity required as Chairman of the Board to properly represent the interests of shareholders. Further, an appearance of a conflicted Board Chair can damage the credibility of the Company. We believe a clear delineation between the roles of Chair and CEO is necessary and will promote greater accountability to 3M's shareholders.

Investors require consistency and stability from the leadership of our Company. In a time where our Company and the economy as a whole have been in turmoil, shareholders need a Chairman of the Board who is independent of management and can focus on protecting the interests of shareholders. Under Mr. McNerney's leadership, the Company has faced asbestos litigation from claimants and suits from thousands of women who purchased the Company's breast implants. 3M needs a Chairman that can provide quality independent oversight of management's performance during these crises.

We believe that separating the positions of Chair and CEO will enhance independent Board leadership at 3M. Other institutional investors and corporate governance experts agree:

- The National Association of Corporate Directors recommend that Boards designate an independent director as Chair or lead director to evaluate CEO and Board Chair functions.

- CalPERS' Corporate Governance Guidelines state, "The independence of a majority of the Board is not enough. The *leadership* of the board must embrace independence, and must ultimately change the way in which directors interact with management."

- The Ethical Funds and Domini Social Investments Proxy Voting Guidelines call for a strong independent director as Board Chair to represent the interests of shareholders.

We believe the recent wave of corporate scandals at companies, such as Enron, WorldCom, and Tyco demonstrate that no matter how many independent directors there are on the Board, that Board is less likely to protect shareholder interests by providing independent oversight of the officers, if the Chairman of that Board is also the CEO of the company.

We urge shareholders to vote **FOR** this proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 17, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: 3M Company
Incoming letter dated January 8, 2004

The proposal urges the board to amend the bylaws to require that an independent director who has not served as CEO serve as chairman of the board.

There appears to be some basis for your view that 3M may exclude the proposal from its proxy materials under rule 14a-8(i)(2), in that it may cause 3M to breach its existing agreement with Mr. McNerney. It appears, however, that this defect could be cured if the proposal is recast to state that its implementation would be deferred until such time as it would not interfere with the existing employment agreement. Assuming the proponent provides 3M with a proposal revised in this manner, within seven calendar days after receiving this letter, we do not believe 3M may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

There appears to be some basis for your view that 3M may exclude portions of the supporting statement under rule 14a-8(i)(3) as materially false or misleading under rule 14a-9. In our view, the proponent must:

- Provide factual support in the form of a citation to a specific source for the sentence that begins "In a time where our . . ." and ends ". . . interests of shareholders"; and
- provide factual support in the form of a citation to a specific source for the sentence that begins "Under Mr. McNerney's leadership . . ." and ends ". . . Company's breast implants."

Accordingly, unless the proponent provides 3M with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if 3M omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that 3M may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that 3M may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Keir D. Gumbs
Special Counsel